Filed Pursuant to Rule 433
Registration Statement No. 333-235463

Issuer Free Writing Prospectus

Republic of Chile
US$1,500,000,000 3.500% Notes due 2053
Final Terms and Conditions
as of March 30, 2021

Issuer:	Republic of Chile

Title:	3.500% Notes due 2053

Expected Ratings:	A1 / A / A- (Moody’s / S&P / Fitch)

Currency:	U.S. Dollars (US$)

Principal Amount:	US$1,500,000,000

Maturity Date:	April 15, 2053

Trade Date:	March 30, 2021

Settlement Date (T+10):	April 15, 2021

Benchmark Treasury:	UST 1.625% due November 15, 2050

Benchmark Treasury Price/Yield:	84-00 / 2.381%

Spread to Benchmark Treasury:	+111.9 basis points

Yield to Maturity:	3.500%

Public Offering Price:	100.000% plus accrued interest, if any, from April 15, 2021.

Interest:	3.500% per annum payable semi-annually in arrears.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on April 15 and October 15 of each year, commencing on October 15, 2021.

Optional Redemption:

At any time on or after October 15, 2052 (six months prior to the maturity date of the Notes), the Republic of Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the Notes prior to their maturity, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and additional amounts, if any, on the principal amount of the Notes to, but excluding, the date of redemption.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

Day Count:	30/360

Format:	SEC Registered; Global

ISIN/Common Code:	XS2327851874/ 232785187

Governing Law:	State of New York

Listing[2]:

Application will be made to the London Stock Exchange for the notes to be admitted to the London Stock Exchange’s ISM.  Application will also be made to the TPEx for the listing of, and permission to deal in, the notes. Such permission is expected to become effective on or about April 15, 2021. No assurances can be given by Chile that such applications will be approved or that such listings will be maintained.

Republic of China Selling Restrictions:

The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional investors” as defined under Paragraph 1 of Article 2-1 of the Taipei Exchange Rules Governing Management of Foreign Currency Denominated International Bonds of the Republic of China (“ROC” or “Taiwan”), as amended from time to time (the “Professional Investors”), which currently include the following:

(a) “professional institutional investors” as defined under Paragraph 2 of Article 4 of the Financial Consumer Protection Act of the ROC, which currently include: (i) overseas or domestic banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3 of Article 2 of the Organization Act of the Financial Supervisory Commission of the ROC, (ii) overseas or domestic fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the Securities Investment Trust and Consulting Act of the ROC, the Futures Trading Act of the ROC or the Trust Enterprise Act of the ROC or investment assets mandated and delivered by or transferred for trust by financial consumers, and (iii) other institutions recognized by the Financial Supervisory Commission of the ROC;

(b) a legal entity or fund having applied in writing to the securities firms for the status of a professional investor that meets all of the following three criteria: (i) its total assets exceed 50,000,000 New Taiwan dollars (“NT$”) according to its most recent CPA-audited or reviewed financial report, provided that the financial report of a non-Taiwanese offshore legal entity is not required to be audited or reviewed by the CPA, (ii) the person authorized by the investor to handle trades has sufficient professional knowledge and trading experience in bonds, and (iii) it fully understands that the securities firm is exempted from certain responsibilities towards professional investors in connection with bond trading activities and agrees to sign up as a professional investor; and

(c) a natural person who has applied in writing to a securities firm for the status of professional investor and who meets all of the following three criteria: (i) he/she (x) has provided a proof of financial capacity of at least NT$30,000,000, or (y) has made a single trade, the transaction amount of which is higher than NT$3,000,000, his/her total assets and investments booked at and made through such securities firm are higher than NT$15,000,000, and he/she has provided a statement certifying that the value of his/her total assets exceeds NT$30,000,000, (ii) he/she has sufficient professional knowledge and trading experience in bonds, and (iii) he/she fully understands that the securities firm is exempted from certain responsibilities toward professional investors in connection with bond trading activities and agrees to sign up as a professional investor. as amended from time to time.

Joint Bookrunners (Allocation):	Crédit Agricole Corporate and Investment Bank, Taipei Branch (US$355,000,000) Goldman Sachs (Asia) L.L.C., Taipei Branch (US$1,145,000,000)

Underwriting Commission	0.029%

Commission	Crédit Agricole Corporate and Investment Bank, Taipei Branch (US$217,500) Goldman Sachs (Asia) L.L.C., Taipei Branch (US$217,500)

Structuring Agent[3]	Merrill Lynch International

Structuring Agent Commission	0.011% (US$165,000)

Liquidity Provider	E.SUN Commercial Bank, Ltd.

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

2  The TPEx is not responsible for the content of this document and no representation is made by the TPEx as to the accuracy or completeness of this document. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the content of this document. Admission to listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of the Republic or the Notes.

3 Merrill Lynch International is not licensed in the Republic of China and has therefore not offered or sold, and will not subscribe for, underwrite or sell any of the Notes offered hereby.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

•                              https://www.sec.gov/Archives/edgar/data/19957/000110465920004446/a19-25085_2sba.htm

•                              https://www.sec.gov/Archives/edgar/data/19957/000119312520131194/d925179d18k.htm

•                              https://www.sec.gov/Archives/edgar/data/19957/000119312520132929/d923768d18ka.htm

•                              https://www.sec.gov/Archives/edgar/data/19957/000119312520295145/d20186d18ka.htm

•                              https://www.sec.gov/Archives/edgar/data/19957/000119312520296695/d79542d18ka.htm

•                              https://www.sec.gov/Archives/edgar/data/19957/000110465921004809/a21-2042_118ka.htm

•                              https://www.sec.gov/Archives/edgar/data/0000019957/000110465921042977/tm2110642d2_18ka.htm

•                              https://www.sec.gov/Archives/edgar/data/0000019957/000110465921043532/tm2110642d1_424b3.htm

Delivery of the Notes is expected on or about April 15, 2021, which will be the tenth Business Day following the date of pricing of the Notes.  Under Rule 15c6—1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Crédit Agricole Corporate and Investment Bank, Taipei Branch at + 886-2-2715-8570 and Goldman Sachs (Asia) L.L.C., Taipei Branch at +886-2-2730-4333.

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.